Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283802
PROSPECTUS SUPPLEMENT NO. 25, DATED MARCH 31, 2026
TO THE PROSPECTUS, DATED FEBRUARY 7, 2025

11,200,000 Shares of Series L Redeemable Preferred Stock
4,800,000 Shares of Series M Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)
This prospectus supplement no. 25 (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ashford Hospitality Trust, Inc., dated February 7, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms “our Company,” “we,” “us,” or “our” refer to Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Ashford Hospitality Limited Partnership, a Delaware limited partnership.
We have attached to this Supplement our current report on Form 8-K filed March 30, 2026. The attached information updates and supplements, and should be read together with, the Prospectus.
Investing in our securities involves risks. The Preferred Stock has no public trading market and has limited liquidity and may at times be illiquid. The Preferred Stock has not been rated and investors will be subject to the risks associated with investing in non-rated securities. See “Risk Factors” on page 19 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, for information regarding risks associated with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): March 27, 2026

ASHFORD HOSPITALITY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS employer identification number)

14185 Dallas Parkway, Suite 1200
Dallas
Texas		75254
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (972) 490-9600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AHT	New York Stock Exchange
Preferred Stock, Series D	AHT-PD	New York Stock Exchange
Preferred Stock, Series F	AHT-PF	New York Stock Exchange
Preferred Stock, Series G	AHT-PG	New York Stock Exchange
Preferred Stock, Series H	AHT-PH	New York Stock Exchange
Preferred Stock, Series I	AHT-PI	New York Stock Exchange
Preferred Stock Repurchase Rights		New York Stock Exchange

ITEM 1.01    ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Fourth Amended and Restated Advisory Agreement

On March 27, 2026, Ashford Hospitality Trust, Inc. (the “Company”), Ashford Hospitality Limited Partnership (the “Operating Partnership”) and Ashford TRS Corporation (“Ashford TRS”), a wholly-owned subsidiary of the Company, entered into the Fourth Amended and Restated Advisory Agreement (the “Fourth Amended and Restated Advisory Agreement”) with Ashford Inc. and Ashford Hospitality Advisors LLC (together, the “Advisor”). The Fourth Amended and Restated Advisory Agreement amends and restates the terms of the Third Amended and Restated Advisory Agreement, dated as of March 12, 2024.

Pursuant to the Fourth Amended and Restated Advisory Agreement, “Termination Fee” was redefined to be thirty (30) years of Foregone Adjusted EBITDA (as defined in the Fourth Amended and Restated Advisory Agreement), discounted at two percent. The definition of “Company Change of Control” was also amended to include that, through December 31, 2026, following a breach of the asset disposition limits that would otherwise constitute a Company Change of Control and trigger a Termination Fee, no Company Change of Control shall automatically be deemed to have occurred for at least six (6) months, after which the Advisor will then have eighteen (18) months to trigger a Company Change of Control at any time, provided that the Company’s “Annualized Portfolio Cash Flow” must be less than $65 million at the time of triggering the Company Change of Control. Additionally, upon a Company Change of Control or similar scenario, the Advisor can begin escrowing the Termination Fee, with the limitation that the Company must be restored to the same condition within thirty (30) days if a Change of Control does not occur.

Further, our Operating Partnership will indemnify and pay or reimburse the Advisor for any amounts paid or incurred by the Advisor and certain employees of Ashford Inc. for all tax liability incurred by them attributable to dispositions of our assets, deemed distributions to them or adjustments to the fair market value or tax basis of our assets since January 1, 2024. The Fourth Amended and Advisory Agreement also removes the obligation of the Advisor to reimburse costs associated with the Company’s chairman emeritus, Mr. Archie Bennett, Jr., the father of Monty J. Bennett, the Chairman of the Board of Directors of the Company. In addition, the Company may grant cash incentive awards (previously only equity incentive awards) to employees, officers, affiliates and representatives of the Advisor. Moreover, the Company’s Working Capital Reserve (as defined in the Fourth Amended and Restated Advisory Agreement) has been fixed to $20 million as opposed to previously $20 million plus a percentage of asset value.

The Fourth Amended and Restated Advisory Agreement also provides for, among other things, (i) the potential for the Total Market Capitalization (“TMC”) component of the calculation of the Net Asset Fee Adjustment to be reduced from seventy (70) basis points to: fifty (50) basis points if TMC is greater than or equal to $4 billion, thirty (30) basis points if TMC is greater than or equal to $5 billion and zero (0) basis points if TMC is $6 billion or greater; (ii) the cap on the Incentive Fee for peer outperformance increased from twenty-five percent (25%) to one hundred percent (100%); (iii) the minimum required Tangible Net Worth of the Company at the end of each fiscal quarter shall be $600 million (previously $750 million), plus seventy-five percent (75%) of net equity proceeds received by the Company from equity issuances after June 30, 2023; (iv) the fee renegotiation between the parties would occur on the later of (A) the tenth anniversary of the effective date of the Fourth Amended and Restated Advisory Agreement or (B) the most recent amendment, and every tenth anniversary thereafter; (v) the initial term of the Fourth Amended and Restated Advisory Agreement was extended to December 31, 2055 with two 20-year possible extensions; and (vi) removing the Company’s ability to terminate the Fourth Amended and Restated Advisory Agreement for fraud.

The description of the Fourth Amended and Restated Advisory Agreement in this Item 1.01 is qualified in its entirety by reference to the Fourth Amended and Restated Advisory Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

ITEM 9.01    FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit
Number     Exhibit Description

10.1 *    Fourth Amended and Restated Advisory Agreement, dated as of March 27, 2026, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors
101    Inline Interactive Data File.
104    Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHFORD HOSPITALITY TRUST, INC.

Dated: March 30, 2026	By:	/s/ Jim Plohg
Jim Plohg
Executive Vice President, General Counsel & Secretary